Stradley Ronon Stevens & Young, LLP 2600 One Commerce Square Philadelphia, PA 19103-7098 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

MMabry@stradley.com

215.564.8011

July 24, 2014
Via EDGAR Transmission

Mr. Jeffrey Foor
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	EGA Emerging Global Shares Trust (the “Registrant”)
File Numbers 333-155709; 811-22255

Dear Mr. Foor:

I am writing in response to your comments, which were provided to me during a telephone conversation with Deborah Johnson of the staff of the Division of Investment Management (the “Staff”) on July 14, 2014, to Post-Effective Amendment No. 74 to the Registrant’s Registration Statement filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on May 29, 2014, on behalf of the EGShares Beyond BRICs ETF, EGShares Brazil Infrastructure ETF, EGShares Emerging Markets Domestic Demand ETF and EGShares Low Volatility Emerging Markets Dividend ETF series of the Registrant (each a “Fund” and, collectively, the “Funds”).  We will respond in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act prior to the Funds’ effectiveness.  I have reproduced your comments below, followed by our responses.

1.           In the Principal Investment Strategies section for each Fund, identify the upper limit for small and medium capitalization companies, as applicable, included in the Fund’s underlying index.

Response:  The capitalization ranges that each Fund considers to constitute “small cap” and/or “mid cap” will be added to each Fund’s Principal Investment Strategies section in the summary prospectus.

Mr. Jeffrey Foor
U.S. Securities and Exchange Commission
July 24, 2014

2.           In the last sentence of the second paragraph of the Principal Investment Strategies section for the EGShares Beyond BRICs ETF, confirm whether companies domiciled in Taiwan and Argentina should be excluded from the Beyond BRICs Underlying Index, and revise the disclosure if necessary.

Response:  The relevant sentence of the Principal Investment Strategies section of the summary prospectus will be revised as follows:

Because the BBRC Underlying Index is “Beyond BRICs,” it excludes companies domiciled in Brazil, Russia, India and China, and it also excludes companies domiciled in Taiwan and Argentina.

3.           Pursuant to Instruction 2(c) of Item 4 of Form N-1A, if a fund selects an index that is different from the index used in the Average Annual Total Return table for the immediately preceding period, it must explain the reason for selecting the different index and provide information for both the newly selected and former indices.  Because each Fund changed its index, please provide such explanation and information for both the newly selected and former indices.  You may add a parenthetical after each index indicating when the new index was first used and when the former index ceased being used.

Response:  Information for both the newly selected and former indices will be added to the Average Annual Total Return table for each Fund, to the extent index data is available for the applicable period.  The summary prospectus will also state that the Funds changed indexes in order to provide increased diversity of index providers across the EGA fund complex.

4.           The EGShares Brazil Infrastructure ETF’s investment objective is to seek investment results that correspond (before fees and expenses) to the price and yield performance of the FTSE Brazil Infrastructure Extended Index.  In a supplemental response, explain the meaning of “Extended.”

Response:  The FTSE Brazil Infrastructure Extended Index is “extended” because it includes a custom set of infrastructure subsectors (such as alternative energy and social infrastructure) as part of its eligible universe that are not included in other FTSE infrastructure indices.

5.           Where the term “free-float” is used to describe an index for a Fund, provide disclosure of what “free-float” means.

Response:  The references and explanations regarding index construction (including such terms as “free float”) will be added to the Principal Investment Strategies and Related Risks section of the statutory prospectus for each Fund.

6.           In the Principal Investment Strategies section for the EGShares Emerging Markets Domestic Demand ETF, clarify whether “domestic demand” sectors are the only sectors included in the EMDD Underlying Index.  In addition, provide a definition of “domestic

Mr. Jeffrey Foor
U.S. Securities and Exchange Commission
July 24, 2014

demand” and explain how it relates to the consumer goods, consumer services, telecommunications, healthcare and utilities sectors.

Response:  The following paragraph of the Principal Investment Strategies section of the summary prospectus for the EGShares Emerging Markets Domestic Demand ETF will be revised as follows:

The EMDD Underlying Index is designed to measure the performance of companies in emerging markets that derive a significant portion of their revenues from sectors that are less reliant on exports and therefore driven by domestic demand, specifically those companies in the consumer staples, consumer discretionary, telecommunications services, healthcare and utilities industries.

7.           In the Principal Investment Strategies section for the EGShares Low Volatility Emerging Markets Dividend ETF, revise the last sentence of the second paragraph to clarify that the Underlying Index has been developed by FTSE.  In addition, define “relative volatility” and explain how it is measured when compared to the FTSE Emerging Markets Index.

Response:  The relevant portion of the Principal Investment Strategies section of the summary prospectus for the EGShares Low Volatility Emerging Markets Dividend ETF will be replaced with the following:

The HILO Underlying Index is designed to represent the performance of 30 companies in emerging markets that have a high dividend yield and low beta against the FTSE Emerging Markets Index.  Beta is a measure of how closely correlated a stock’s returns are to that of the market.  A low beta generally indicates that a security experiences less variation than the market as a whole.

8.           In the Principal Risks section for the EGShares Low Volatility Emerging Markets Dividend ETF, add a summary risk of the “High Income Low Beta Risk” from the Principal Investment Strategies and Related Risks section.

Response:  The following risk will be added to the Principal Risks section of the summary prospectus for the EGShares Low Volatility Emerging Markets Dividend ETF:

Dividend-Paying Stocks The HILO Underlying Index is comprised of, and the Fund invests in, securities of high dividend-paying (i.e., high income) companies. High dividend-paying stocks may underperform non-dividend paying stocks and the market in general. The Fund’s ability to distribute income to shareholders will depend on the yield available on the securities held by the Fund. Changes in the dividend policies of companies held by the Fund could make it difficult for the Fund to provide a predictable level of income.

Mr. Jeffrey Foor
U.S. Securities and Exchange Commission
July 24, 2014

9.           Confirm in a supplemental response that the country and region disclosure in the Principal Investment Strategies and Related Risks section will be updated for the 485(b) filing.

Response:  The country and region disclosure in the Principal Investment Strategies and Related Risks section of the statutory prospectus will be updated for the 485(b) filing.

* * *

The Registrant acknowledges that: (i) it is responsible for the adequacy of the disclosure in the Registration Statement; (ii) Staff comments on the Registration Statement, or changes to the Registration Statement in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please feel free to contact me at 215-564-8011 if you have any questions or comments.

Very truly yours,

/s/ Michael D. Mabry
Michael D. Mabry

cc:	Maya Teufel